Exhibit 99.1

Cash Store Financial Enters Into Asset Purchase Agreement with easyhome Ltd.

EDMONTON, Jan. 19, 2015 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") announced today that it has entered into a binding Asset Purchase Agreement (the "Agreement") to sell the lease rights and obligations for up to 47 of its locations and certain associated assets to easyhome Ltd. (the "Transaction").  easyhome submitted its proposal in accordance with Cash Store Financial's Court-approved Secondary Sale Process under the Companies' Creditors Arrangement Act.

Cash Store Financial's Chief Restructuring Officer and Rothschild Inc., the Company's financial advisor, in consultation with the CCAA Court-appointed Monitor, FTI Consulting Canada Inc. (the "Monitor"), have determined that the bid submitted by easyhome was the most favourable bid received for these locations, and was therefore selected pursuant to the terms of the Secondary Sale Process. The Agreement and completion of the Transaction remain subject to Court approval in Canada and the satisfaction of certain closing conditions customary to transactions of this nature.

The current expectation is that the Transaction will be completed within the first quarter of  2015, following court and regulatory approval. Cash Store Financial will provide further updates on the process in due course as the necessary approvals are obtained and the Transaction is finalized.  The Transaction is in addition to the transaction with National Money Mart Company previously announced by Cash Store Financial on October 9, 2014.

Further details regarding the Agreement, along with other details regarding the Company's Companies' Creditors Arrangement Act proceedings, are available on the Monitor's website at http://cfcanada.fticonsulting.com/cashstorefinancial.  The Company will continue to provide updates on its restructuring and the Transaction as matters advance.

About Cash Store Financial

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides private-label debit cards.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. In particular, statements about the proposed Transaction between Cash Store Financial and easyhome Ltd., including any expected timetable to closing, the receipt of any court or other approvals, the anticipated outcomes of the Transaction described above and any other statements about Cash Store Financial or easyhome Ltd.'s future expectations, goals, beliefs or prospect are forward looking information. These statements are based on our current expectations about our business, and upon various estimates and assumptions.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, the inability of Cash Store Financial to obtain court approval of the Transaction or the inability to obtain such approvals on the expected terms or schedule, the inability to obtain any other required approval of or consent to the Transaction, the inability to satisfy any conditions to the completion of the Transaction, the inability of Cash Store Financial to fulfill the conditions to funding under any Debtor-in-Possession ("DIP") financing agreement entered into by Cash Store Financial, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at http://www.sedar.com), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information: William Aziz, Chief Restructuring Officer, baziz@bluetreeadvisors.com; Media: Joel Shaffer, Longview Communications, 416-649-8006

CO: The Cash Store Financial Services Inc.

CNW 12:14e 19-JAN-15